Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                              25 April 2008

                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                         REPORTABLE REVENUES UP OVER 14%
                         -------------------------------

               FIRST QUARTER REPORTABLE REVENUES EXCEED $3 BILLION
               ---------------------------------------------------
                              FOR THE FIRST TIME
                              ------------------

                        CONSTANT CURRENCY REVENUES UP 9%
                        --------------------------------

                       LIKE-FOR-LIKE REVENUES UP ALMOST 5%
                       -----------------------------------

                 FIRST QUARTER OPERATING MARGIN AHEAD OF BUDGET
                 ----------------------------------------------

              THE GROUP REMAINS ON COURSE TO ACHIEVE ITS FULL YEAR
              ----------------------------------------------------
                           MARGIN OBJECTIVE OF 15.5%
                           -------------------------

Current Trading

In the first quarter of 2008, reported revenues rose by 14.1% to (pound)1.558 billion. Revenues in constant currency were up 9.0%, reflecting the strength of the Euro overcoming the weakness of the US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was almost 5%, continuing the growth rates seen throughout 2007 and before. First quarter growth reflected the continued steady overall economic environment, despite the continuing uncertainty stimulated by the credit and liquidity crisis and the much heralded slowdown in the United States.

Whilst January and February were strong across the board, both geographically and functionally, and indeed stronger than last year, March was slower, somewhat surprisingly in Western Continental Europe. Throughout the quarter, North America remained relatively strong and better than last year and global revenues were in line with budget. Eastern Continental Europe, Latin America, Asia Pacific, Africa and the Middle East remained in good shape and the United Kingdom was stable.

As shown in appendix 1, on a constant currency basis, Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, with revenues up well over 15%. North America, despite the talk of recession and the continuing crisis affecting the major financial institutions in the United States, remains strong with revenues up almost 10%. On a like-for-like basis revenues were up over 5%, an improvement over the second half

                                                           WPP Group plc /Page 2


of 2007. On a constant currency basis, Continental Europe was up over 5% but at two speeds, with Western Continental Europe up just over 3% and Eastern Continental Europe up almost 26%. The United Kingdom remained the slowest growing region, with revenues up almost 5%, although showing an improvement over the final quarter of 2007, and gross margin up almost 6%, reflecting the significance of market research revenues.

As mentioned above, North America continues to grow faster than commentators might expect, with like-for-like revenues up over 5%, an improvement on the last half of 2007. Eastern Continental Europe, is now the fastest growing area, marginally ahead of the Middle East, with both over 21%. Latin America continues the strong growth of 2007, with almost 15% like-for-like growth, reflecting double digit growth in the Group's media investment management, information, insight & consultancy and specialist communications businesses. Asia Pacific remains reasonably strong, with revenues up 6%, reflecting stronger growth in South East Asia and weaker growth in Japan, Australia and New Zealand. Mainland China and India continued the rapid growth seen in 2007, with first quarter like-for-like revenues up over 19% in both markets. As mentioned before, Western Continental Europe, showed some softening in March, particularly in the major markets of Germany, France and Spain. The United Kingdom showed some improvement with growth of almost 2%, a small increase over the last half of 2007.

By communications services sector, branding & identity, healthcare and specialist communications (including direct, internet and interactive), showed the strongest growth, with constant currency revenues up 18%, with public relations & public affairs up almost 10%, information, insight and consultancy up over 6% and advertising & media investment management up over 4%.

In the Group's 2007 interim and preliminary results announcements, additional information was provided showing the first half and full year results in reportable US dollars, to allow for better comparison with a number of our competitors, who report in US dollars and, particularly, because significant weakness in the US dollar sometimes makes comparisons difficult. Appendix 2 shows revenue growth by geography and communications services sector in reportable US dollars, for the first quarter of 2008. US dollar reportable revenues were up 15.6% in the first quarter, primarily reflecting the strength of the Euro against the US dollar.

Net new business billings of (pound)564 million ($1.100 billion) were won during the first quarter and the Group continues to benefit from consolidation trends in the industry, winning several assignments from existing and new clients.

In the first quarter, both operating margins and profitability were ahead of budget and last year. The Group remains on course to achieve its margin objective of 15.5% for 2008.

We are in the process of compiling our quarter one full year revised forecasts, but early indications continue to show like-for-like revenues growing faster than 2007.

                                                           WPP Group plc /Page 3


On a proforma basis, the number of people in the Group, excluding associates, was up 4.9% or 4,350 at 31 March 2008 to 93,352, as compared to the previous year. On the same basis, in the first quarter of 2008, the number of people in the Group averaged 91,870, up 4.5% or 3,914. In line with our strategy, 75% of these people were added in the faster growing geographic markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, which now account for around 25% of Group revenues and are where a significant part of the Group's investments are being focused.

Balance Sheet and Cash Flow

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions and share repurchases. In the twelve months to 31 March 2008, the Group's free cash flow was (pound)874 million. Over the same period, the Group's capital expenditure, acquisitions, share repurchases and dividends were (pound)1,423 million.

Average net debt in the first quarter of 2008 was (pound)1,669 million, compared to (pound)1,083 million in 2007, at 2008 exchange rates. This represents an increase of (pound)586 million, reflecting the impact of the net acquisition cost of (pound)709 million for 24/7 Real Media Inc. and other acquisitions and (pound)404 million on share repurchases during the last twelve months. Net debt at 31 March 2008 was (pound)2,152 million compared to (pound)1,410 million in 2007 (at constant exchange rates) an increase of (pound)742 million, again reflecting the acquisition spend and share repurchases. The current net debt figure compares with a market capitalisation of approximately (pound)7.4 billion.

In the first quarter of 2008, the Group made acquisitions or increased equity interests in advertising and media investment management in the United States, the United Kingdom, the Netherlands, the Middle East, Chile, Guatemala and China; in information, insight & consultancy in the United States and India; in public relations and public affairs in China; in direct, internet and interactive in the United States and India.

Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group's share capital in 2007 and 2008, 15.6 million ordinary shares, equivalent to 1.3% of the share capital, were purchased at an average price of (pound)5.96 per share and total cost of (pound)93.1 million in the first quarter. All of these shares were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value, than sporadic buy-backs. We are currently running at an annual rate of share buybacks of slightly over 5%.

Future Objectives

The Group continues to focus on its key objectives of improving operating profits by 10% to 15% per annum; improving operating margins by a half to one margin point per annum; improving staff cost to revenue ratios by up to 0.6 margin points per annum; growing revenue faster than industry averages;

                                                           WPP Group plc /Page 4


continuing  to  improve  our  creative   reputation  and   stimulating   further
co-operation among Group companies.

For further information:

Sir Martin Sorrell        )
Paul Richardson           )    (44) 20 7408 2204
Feona McEwan              )

Fran Butera                    (1) 212 632 2235


This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company's independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

This is WPP Group plc's first Interim Management Statement, made in accordance with the UK Listing Authority's Disclosure and Transparency Rules, for the first quarter of its financial year to 31 December 2008.

                                                           WPP Group plc /Page 5


Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 31 March 2008

                                                                                                  Revenue        Constant
Region                                                                                             Growth        Currency
------                                                                                           Reported       Growth(1)
                                    2008            %               2007            %           2008/2007       2008/2007
                                (pound)m        Total           (pound)m        Total               %               %

North America                      580.9           37              531.6           39              9.3             9.8

United Kingdom                     216.4           14              206.5           15              4.8             4.8*

Continental Europe                 419.0           27              352.5           26             18.9             5.2

Asia Pacific, Latin America,
Africa & Middle East               341.7           22              275.4           20             24.1            15.6
                                 -------       ------            -------       ------           ------          ------
TOTAL GROUP                      1,558.0          100            1,366.0          100             14.1             9.0
                                 -------       ------            -------       ------           ------          ------

*Gross margin up 5.7%


                                                                                                          Revenue        Constant
Communications Services Sector                                                                             Growth        Currency
-----------------------------                                                                            Reported       Growth(1)
                                            2008            %               2007            %           2008/2007       2008/2007
                                        (pound)m        Total           (pound)m        Total               %               %

Advertising, Media
Investment
Management                                 695.1           44              630.5           46             10.2             4.2

Information, Insight & Consultancy
                                           227.1           15              204.1           15             11.3             6.6

Public Relations
& Public Affairs                           167.2           11              147.4           11             13.4             9.9

Branding & Identity,
Healthcare and
Specialist Communications
                                           468.6           30              384.0           28             22.0            18.0
                                         -------       ------            -------       ------           ------          ------
TOTAL GROUP                              1,558.0          100            1,366.0          100             14.1             9.0
                                         -------       ------            -------       ------           ------          ------

                                                           WPP Group plc /Page 6


Appendix 2: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

3 months ended 31 March 2008


                                Revenue         Revenue          Revenue
                                   2008            2007           Growth
Region                               $m              $m         Reported
------                                                             08/07
                                                                       %

North America                   1,150.3         1,038.9             10.7

United Kingdom                    428.4           404.0              6.0

Continental Europe                829.8           688.5             20.5

Asia Pacific, Latin
America, Africa &
Middle East                       676.7           538.2             25.7
                                -------         -------           ------

TOTAL GROUP                     3,085.2         2,669.6             15.6
                                -------         -------           ------


Communications                  Revenue         Revenue          Revenue
--------------                     2008            2007           Growth
Services Sector                      $m              $m         Reported
---------------                                                    08/07
                                                                       %

Advertising & Media
Investment
Management                      1,376.9         1,229.9             12.0

Information, Insight
& Consultancy                     449.6           399.4             12.6

Public Relations &
Public Affairs                    330.9           288.0             14.9

Branding & Identity,
Healthcare and
Specialist
Communications                    927.8           752.3             23.3
                                -------         -------           ------

TOTAL GROUP                     3,085.2         2,669.6             15.6
                                -------         -------           ------